                                                     As Amended October 14, 1997

                                  EXHIBIT 2.6

                        OFFER FOR DEVELOPMENT AGREEMENT
                                      OF
                      MICROLINK TECHNOLOGIES CORPORATION

     1.   Form New Corporation

          Microlink Technologies Corp.     15.0%      Herb Neuhaus
            Ownership                      12.5       Ron Morley
                                           72.5       Intercell Corporation
                                          -----
                                          100.0%
                                          =====

     2. Particle Interconnect Corporation transfers all of its Intellectual Property to MTC after November 2, 1997 for Intercell Corporation's ownership in MTC, which shall at that time be not less than 72.5%.

     3.   Herb Neuhaus         President, Chief Executive Officer, Treasurer,
                               Director
          Ronald Morley        Vice-President of Sales & Marketing, Secretary,
                               Director
          Paul H. Metzinger    Director

     4.   Finance MTC.

     Herb Neuhaus has indicated a "minimum operational level" budget of $325,000 (which includes $50,000 of current obligations excluding leases) for the period September 30, 1997 to March 31, 1998.

     Ronald Morley has committed, with the assistance of Herb Neuhaus and Paul
H. Metzinger, to pursue the financing, with the stated objective of receiving substantive written offers, proposals or agreements-in-principle, on or before December 31, 1997. At this point, the status of the entire program will be reviewed.

          (a) Intercell will advance $180,000 (less payments made since September 20, 1997) to MTC to cover operations on or about October 17, 1997. Intercell Corporation commits to timely provide an additional $140,000 for operations for months 4, 5 and 6, if required. Herb Neuhaus will control the expenditure of such funds.

          (b)  MTC will obtain financing:

               (i) Through direct sale of 20% of its equity for not less than $350,000

               (ii) Through R&D funds of not less than $500,000 advanced by sponsoring firms in an amount agreed between MTC and the sponsoring firms, with such firms having (A) exclusive rights to purchase the IP if successfully developed; (B) an option to acquire equity in MTC (controlling or otherwise) for negotiated amounts, terms and conditions; (C) exclusive licensing for a cash payment and royalty payment; or (D) a combination of all of the above.

          (c) Herb Neuhaus is of the opinion that the amount of financing is sufficient to bring the technology to a marketable status.

     5.   Assuming financing is completed, as staged, ownership would be:

                                       Percent          Shares          Consideration
                                       -------          ------          -------------
  Herb Neuhaus                            15.0%         15,000            $    100.00
  Ron Morley                              12.5          12,500                 100.00
  Investors                               20.0          20,000             350,000.00
  Intercell Corporation                   52.5/*/       50,000     Transfer
                                       -------         -------     Technology and
                                         100.0%        100,000     Physical Assets
                                       =======         =======

  _______________
  /*/Intercell Corporation agrees to provide up to 2.5% equity interest to outside consultants, if considered by all parties necessary to promote ITC's success.

     6. Any sale of the IP of MTC, or the sale or change of control of MTC, if it occurs at any time within one year of the formation shall require that MTC or Intercell Corporation pay Herb Neuhaus $120,000 in one lump sum to mitigate the financial impact on him caused by his relocation and termination of employment with Amoco. Intercell Corporation shall, as soon as possible, at its cost, obtain a term life insurance policy on Herb Neuhaus, payable to his beneficiaries in an amount of not less than $250,000.00. It is specifically understood and agreed that when MTC is funded as herein provided, that MTC shall pay all cost associated with such policy.

     7. Herb Neuhaus' 100,000-share option in Intercell Corporation would vest immediately. In addition Herb Neuhaus would agree to serve as President & Chief Executive Officer, on the agreed terms and conditions as set forth in the Tech Lead Letter, dated September 18, 1997. Ron Morley would continue as a salaried employee of Intercell Corporation until otherwise changed by agreement of the parties. He will devote substantially all of his time to the business activities of MTC provided it shall bear full responsibility for all his costs incurred in pursuing such business activities.

     8. The equity ownership of Herb Neuhaus and Ron Morley in MTC would increase pro rata for each percentage of equity of MTC they did not sell but still raised not less than

                                     2.6-2

$350,000 (e.g., if they raised $350,000 by selling only 10% of MTC then each would share equally in the 10% not sold). It is specifically understood and agreed that if at any time within the six-month term of this Agreement Paul H. Metzinger, on behalf of Intercell Corporation shall raise financing of not less than $350,000.00 by utilizing part or all of the 20% equity reserved for investors, then the equity ownership of Herb Neuhaus and Ron Morley shall remain as set forth herein, but they shall lose all rights to any percentage of the equity reserved for investors. Further, should Paul H. Metzinger, on behalf of Intercell Corporation, manage to raise financing of $850,000.00 in such a manner as to not require usage of the 20% allocated to the investors, then such percentage shall remain vested in Intercell Corporation, the percentage equity of Herb Neuhaus and Ron Morley shall remain as set forth herein, but Herb Neuhaus and Ron Morley shall lose any rights to participation in any of the 20% reverted to Intercell Corporation.

     It is further specifically understood and agreed that if, during the term of this Agreement, Herb Neuhaus and Ron Morley obtain financing of not less than $850,000.00 for MTC without utilizing the 20% equity reserved for investors, then they shall share equally such equity ownership.

     9. Paul H. Metzinger will devote immediate attention to acquire funds to settle out Ken Bahl and clear title to all IP.

     10. Paul H. Metzinger will, with Herb Neuhaus and Ron Morley, consider the desirability and advisability of creating or acquiring a public company to facilitate these objectives.

     11. If $350,000 is raised from investors, $150,000 would be returned to Intercell Corporation.

                                     2.6-3

     12. Unless otherwise agreed to, in writing, by all parties, if Herb Neuhaus and Ron Morley fail to raise the private financing or obtain the R&D funds, by March 31, 1998, they shall surrender their ownership of MTC back to Intercell Corporation; provided they have been reimbursed for all accountable expenses or paid other sums owed to them.

Dated: October 8, 1997             INTERCELL CORPORATION



                                   By /s/ Paul H. Metzinger
                                      ------------------------------------------
                                          Paul H. Metzinger, President and Chief
                                          Executive Officer

Accepted and Agreed to this 8th day of October 1997.


By  /s/ Herbert J. Neuhaus
   ------------------------------
        Herbert J. Neuhaus, Ph.D.


By  /s/ Ronald Morley
   -------------------
        Ronald Morley

                                     2.6-4